Exhibit 21

FIRST FINANCIAL CORPORATION AND SUBSIDIARIES

SUBSIDIARIES OF THE REGISTRANT

Name Under Which Subsidiary Does Business	State of Incorporation or Organization	Percentage of Ownership
First Financial Insurance Agency, Inc.	Arkansas	100.0%
First Financial Credit Corporation	Delaware	100.0%
PreOwned Homes, Inc.	Delaware	100.0%
Mobile Home Conveyors and Liquidators, Inc.	Delaware	100.0%
First Advisory Services, Inc.	Delaware	100.0%
Shelter Resources, Inc.	Delaware	100.0%
Apex Lloyds Insurance Company	Texas	100.0%
Texas Apex, Inc.	Texas	100.0%
Key Group, Ltd.	Texas	52.9%
First Apex, Re	Vermont	52.0%

The following are 100% owned Subsidiaries of Key Group, Ltd.:
First Preference Holdings, Inc.	Texas
First Preference Mortgage Corp.	Texas
First Preference Financial Corp.	Texas
First Financial Information Services, Inc.	Delaware
Security Washington Avenue Corp.	Delaware

The following is a 48% owned Subsidiary of Apex Lloyds Insurance Company:
First Apex Re	Vermont